SchulteRoth&ZabelLLP

919 Third Avenue

New York, NY 10022

212.756.2000

212.593.5955 fax

www.srz.com

Writer’s Direct Number (212) 756-2573	Writer’s E-mail Address farzad.damania@srz.com

March 15, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dana Brown, Justin Dobbie, Claire Erlanger and Jean Yu

Re:	American Petroleum Tankers Parent LLC

AP Tanks Co.

Registration Statement on Form S-4

Filed December 21, 2010

File No. 333-171331 (the “Registration Statement”)

Dear Mr. Brown:

On behalf of American Petroleum Tankers Parent LLC and AP Tankers Co. (the “Registrants”), we have filed simultaneously by EDGAR Amendment No. 3 to the above referenced Registration Statement (“Amendment No. 3”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter, dated February 17, 2011, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

The Exchange Offer, page 48

Withdrawal of Tenders, Page 54

1.	We note your response to our prior comment 11. Please revise the third sentence of the last paragraph of this section to state that the issuer will issue the New Notes or return the Original Notes promptly after expiration or withdrawal or clarify that rejection will not occur after expiration or withdrawal. See Exchange Act Rule 14e-1(c).

The revisions requested by the Staff have been made. See page 51.

Business, page 57

2.	We note your response to our prior comment 16. Please provide a basis for your statement on page 57 that “we expect a 27% decline in Jones Act tanker supply.” Additionally please provide a basis for your statement on page 61 that you have the “youngest Jones Act tanker fleet.” In each case, please explain in greater detail what sort of study was conducted and how these particular conclusions were reached.

In March 2010, a study of the U.S. Coastwise maritime transportation industry was conducted on our behalf by a consultant, which included a survey of Jones Act vessels and vessel supply/demand projections. The consultant’s information was derived from databases of maritime data collection agencies and certain other estimates or subjective judgments. Recently, in February 2011, a shipyard announced that it will construct two tankers, which modifies the conclusion of the study. We have not commissioned a new study. Accordingly, the statement specifying a 27% decline in Jones Act tanker supply has been deleted. The basis for the “youngest Jones Act tanker fleet” has also been revised. See pages 54 and 58.

3.	We note your response to our prior comment 17. Please provide a basis for statements in the “Our Business Strategy” section such as “remain a preferred carrier,” “maintain steady cash flows through all business cycles,” and “maintain access to attractive financing.”

The Registrants have revised their disclosure for “Our Business Strategy” to delete certain qualitative historical references. Accordingly, this comment has been addressed by the revised disclosure. See page 56.

Our Competition, page 63

4.	We note your response to our prior comment 20. Please revise to include an estimate of the number of competitors in the MSC market in which you operate, if known or reasonably available.

The revisions requested by the Staff have been made. See page 60.

Management, page 72

Compensation Discussion and Analysis and Compensation Tables, Page 73

5.	Please update this disclosure to provide compensation for the most recently completed fiscal year.

The revisions requested by the Staff have been made. See pages 70 to 72

Security Ownership of Certain Beneficial Owners and Management, page 78

6.	We note your response to our prior comment 24. Please revise to clarify with whom Mr. Schwarzman shares beneficial ownership.

The revisions requested by the Staff have been made. See page 77

Note 7. Construction Contract, page F-14

Note 8. Vessels and Construction in Progress, Net, page F-14

7.	We note from your response to our prior comment 32 that you believe it was appropriate to record a liability due to NASSCO and a corresponding increase to the vessels and construction in progress asset at December 31, 2009 based on the percentage completion of the vessels because you incurred the legal liability as the economic performance of the construction of the vessels under the contract had been completed. Your disclosure also appears to imply that you incur the risk and rewards of ownership based on the percentage of completion of the vessel at a point in time. Please confirm to us that you incur the risk and rewards of ownership of each vessel in construction based on the percent of completion of the vessel at the end of each reporting period. Also, please revise your disclosure in Note 7 to discuss why you believe it is appropriate to record a liability and related asset on your balance sheet on the percent complete of the vessels at the end of each reporting period. Your revised disclosure should use language similar to that included in your response to our prior comment 32.

The Registrants confirm that they believe they incur the risk and rewards of ownership of each vessel in construction based on the percentage of completion during the reporting period. The Registrants have updated their disclosure in the “Construction Contract” Note to the 2010 consolidated financial statements to state why they believe it is appropriate to record a liability and related asset on their balance sheets at December 31, 2010 and 2009. See pages F-13 and F-14.

Exhibit 5.1

8.	We note your response to our prior comment 36. Please tell us why you have retained part (iii) of the sixth paragraph.

We have deleted part (iii) of the sixth paragraph and re-filed Exhibit 5.1.

*****

Amendment No. 3 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. This filing is being made to satisfy contractual obligations of the Registrants. In order to avoid significant interest penalties, the Registration Statement will need to be declared effective on or prior to April 12, 2011. In an attempt to meet this deadline, we respectfully request your prompt review of Amendment No. 3 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call Farzad Damania at (212) 756-2573 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Farzad Damania

Farzad Damania

CC:	Philip J. Doherty, American Petroleum Tankers Parent LLC

Michael R. Littenberg, Schulte Roth & Zabel LLP

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